CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$10,780 ,000	$1,252.64

February 2015

Pricing Supplement No. 365

Registration Statement No. 333-199966

Dated February 24, 2015

Filed pursuant to Rule 424(b)(2)

Senior Fixed Rate Step-Up Callable Notes due February 27, 2030

Global Medium-Term Notes, Series E

We, JPMorgan Chase & Co., have the right to redeem the notes on any semi-annual redemption date, beginning February 27, 2020. Subject to our semi-annual redemption right, the amount of interest payable on the notes will be (i) Years 1-5: 3.00% per annum, (ii) Years 6-10: 3.50% per annum and (iii) Years 11-15: 4.00% per annum, payable semi-annually. All payments on the notes, including the repayment of principal, are subject to the credit risk of JPMorgan Chase & Co.

SUMMARY TERMS
Issuer:	JPMorgan Chase & Co.
Aggregate principal amount:	$10,780,000
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note (see “Commissions and Issue Price” below)
Pricing date:	February 24, 2015
Original issue date:	February 27, 2015 (3 business days after the pricing date)
Interest accrual date:	February 27, 2015
Maturity date:	February 27, 2030
Interest rate:

3.00% per annum, from and including the original issue date to but excluding February 27, 2020;

3.50% per annum, from and including February 27, 2020 to but excluding February 27, 2025; and

4.00% per annum, from and including February 27, 2025 to but excluding February 27, 2030.

Interest payment period:	Semi-Annually
Interest payment dates:	Each February 27 and August 27, beginning August 27, 2015; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.
Day-count convention:	30/360, Following
Redemption:	Beginning February 27, 2020, we have the right to redeem all of these notes on any semi-annual redemption date and pay to you 100% of the stated principal amount per note plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem the notes, we will give you notice at least 10 calendar days before the redemption date specified in the notice.
Redemption percentage at redemption date:	100%
Redemption dates:	Each February 27 and August 27 beginning February 27, 2020
Specified currency:	U.S. dollars
Trustee:	Deutsche Bank Trust Company Americas (formerly Bankers Trust Company)
Calculation agent:	J.P. Morgan Securities LLC (“JPMS”)
Listing:	The notes will not be listed on any securities exchange.
Denominations:	$1,000 / $1,000
CUSIP / ISIN:	48127DQM3 / US48127DQM38
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	JPMS
Commissions and issue price:	Price to Public(1)	Fees and Commissions(2)	Proceeds to Issuer
Per Note	$1,000	$15.00	$985.00
Total	$10,780,000	$161,700	$10,618,300
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on PS-34 of the accompanying product supplement no. 1a-I.
(2)	JPMS, acting as agent for JPMorgan Chase & Co., received a commission and will use $15.00 per $1,000 stated principal amount note of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC (“MSSB”). See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-60 of the accompanying product supplement no. 1a-I.
Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-18 of the accompanying product supplement no. 1a-I and “Risk Factors” beginning on page 2 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related product supplement no. 1a-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Product supplement no. 1a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008402/e61380_424b2.htm

Prospectus supplement dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf

Prospectus dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.

Senior Fixed Rate Step-Up Callable Notes due February 27, 2030

Tax Considerations

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 1a-I. If you are a “U.S. Holder” (as defined in the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 1a-I), interest paid on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss and will be long-term capital gain or loss if you have held the notes for more than one year at the time of such sale, exchange or disposition.  If you are a “Non-U.S. Holder” (as defined in the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement), see the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 1a-I for a discussion of the U.S. federal income tax consequences of an investment in the notes. Prospective purchasers are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of an investment in the notes. Purchasers who are not initial purchasers of notes at their issue price on the issue date should consult their tax advisers with respect to the tax consequences of an investment in the notes, and the potential application of special rules.

Non-U.S. Holders should note that final Treasury regulations were released on legislation that imposes a withholding tax of 30% on payments to certain foreign entities unless information reporting and diligence requirements are met, as described in “Material U.S. Federal Income Tax Consequences-Tax Consequences to Non-U.S. Holders” in the accompanying product supplement. Pursuant to the final regulations, such withholding tax will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to this withholding tax. The withholding tax described above will not apply to payments of gross proceeds from the sale, exchange or other disposition of the notes made before January 1, 2017.

Subject to certain assumptions and representations received from us, the discussion in this section entitled “Tax Considerations”, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 1a-I, constitutes the full opinion of Sidley Austin llp regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

The Notes

The notes offered are senior unsecured obligations of JPMorgan Chase & Co. We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities,” the accompanying prospectus supplement called “Description of Notes” and the accompanying product supplement no. 1a-I called “Description of Notes,” subject to and as modified by the provisions described above. All payments on the notes are subject to the credit risk of JPMorgan Chase & Co.

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” beginning on page PS-18 of the accompanying product supplement no. 1a-I. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

▪	Early redemption risk. The issuer retains the option to redeem the notes on any semi-annual redemption date, beginning on February 27, 2020. It is more likely that the issuer will redeem the notes prior to their stated maturity date to the extent that the interest payable on the notes is greater than the interest that would be payable on other instruments of the issuer of a comparable maturity, terms and credit rating trading in the market. If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower rate environment.
▪	These notes may be riskier than notes with a shorter term. By purchasing a note with a longer term, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter term. Specifically, you may be negatively affected if certain interest rate scenarios occur. Generally, if the prevailing interest rate begins to rise, the market value of your notes may decline because the yield to maturity on the notes may be less than the interest rate on a note issued at such time. For example, if the yield to maturity on the notes at such time was 3.00% per annum, but a debt security issued in the then

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Senior Fixed Rate Step-Up Callable Notes due February 27, 2030

current market could yield an interest rate of 7.00% per annum, your note may be less valuable if you tried to sell your note in the secondary market.

▪	The notes are subject to the credit risk of JPMorgan Chase & Co., and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
▪	Economic interests of the calculation agent and other affiliates of the issuer may be different from those of investors. We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities for our own accounts or on behalf of customers, could cause our economic interests to be adverse to yours and could adversely affect any payments on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors” beginning on page PS-18 of the accompanying product supplement no. 1a-I.
▪	The market price of the notes is influenced by many unpredictable factors. Several factors will influence the value of the notes in the secondary market and the price at which JPMS may be willing to purchase or sell the notes in the secondary market, including: (i) changes in (and volatility of) U.S. interest rates, (ii) the likelihood, or expectation, that the notes will be redeemed by us prior to maturity (iii) any actual or anticipated changes in our credit ratings or credit spreads, (iv) a variety of economic, financial, regulatory and judicial events and (v) time remaining to maturity.
▪	The inclusion in the original issue price of commissions and estimated cost of hedging is likely to affect adversely secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMS is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, because the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the estimated cost of hedging the issuer’s obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by JPMS, as a result of dealer discounts, mark-ups or other transaction costs. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
▪	Secondary trading may be limited. The notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. JPMS may act as a market maker for the notes, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. If at any time JPMS or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.
▪	JPMS and its affiliates may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the notes. Any such research, opinions, or recommendations could affect the market value of the notes. JPMS and its affiliates publish research from time to time on movements in interest rates, the financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. JPMS and its affiliates may have published research or other opinions that call into question the investment view implicit in an investment in the notes. Any research, opinions or recommendations expressed by JPMS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes.
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Senior Fixed Rate Step-Up Callable Notes due February 27, 2030

Supplemental Plan of Distribution

Subject to regulatory constraints, JPMS intends to use its reasonable efforts to offer to purchase the notes in the secondary market, but is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See “Use of Proceeds” beginning on page PS-7 of the accompanying product supplement no. 1a-I.

Where You Can Find More Information

You should read this document together with the prospectus dated November 7, 2014, as supplemented by the prospectus supplement dated November 7, 2014 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1a-I dated November 7, 2014.

This document, together with the documents listed below, contains the terms of the notes, supplements the preliminary terms related hereto dated February 5, 2015 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, stand-alone fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 1a-I. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

• Product supplement no. 1a-I dated November 7, 2014:
http://www.sec.gov/Archives/edgar/data/19617/000089109214008402/e61380_424b2.htm

• Prospectus supplement dated November 7, 2014:
http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf

• Prospectus dated November 7, 2014:
http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.

As used in this document, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Contact Information

Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or Morgan Stanley Smith Barney’s principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to the Company, when the notes offered by this pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the

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Senior Fixed Rate Step-Up Callable Notes due February 27, 2030

indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated November 7, 2014, which has been filed as Exhibit 5.3 to the Company’s registration statement on Form S-3 filed with the Securities and Exchange Commission on November 7, 2014.

February 2015	Page 5